UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

September 30, 2024

(Date of Report (Date of earliest event reported))

ERC COMMUNITIES 1, INC.

(Exact name of registrant as specified in its charter)

Delaware	832362928
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

650 E. Bloomingdale Ave. Brandon, FL	33511
(Address of principal executive offices)	(Zip Code)

1 (813) 621-5000
Registrant’s telephone number, including area code

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.           Other Events

Compliance With Ongoing Reporting Requirements

ERC Communities 1, Inc. (the “Company”) will be unable to timely file its Form 1-SA for the six months ended June 30, 2024. The Company is headquartered in an area impacted by Hurricane Helene. The Company anticipates making this filing in due course.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERC Communities 1, Inc.

By:	/s/ Gerald Ellenburg
Name:	Gerald Ellenburg
Title:	Chief Executive Officer of ERC Communities 1, Inc.